Acquiring control of T. Rowe Price Limited-Term Bond Portfolio

As of December 31, 2007, AUL Individual Variable Annuity Unit Trust 1 (“Shareholder”) owned less than 25% of the outstanding shares of the T. Rowe Price Limited-Term Bond Portfolio (“Fund”). As of June 30, 2008, Shareholder owned 9,913,965.829 shares of the Fund, which represented 36.80% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to be a controlling person of the Fund.